FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 2, 2016

TRANSLATION
Autonomous City of Buenos Aires, May 2, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Information concerning Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations

Dear Sirs:

The only purpose of this letter is to comply with the requirements of the referred regulations and of Article 3, subsection 9, Chapter I, Title XII of the Comisión Nacional de Valores Regulations, under which the company must report any court case promoted by its shareholders against it.

In that connection, YPF S.A. ("YPF") informs that it has been notified of the lawsuit filed by Mr. Ricardo Paz Herrera, who has requested the annulment of the Company's Ordinary and Extraordinary General Meeting dated April 30, 2015, which is being processed before the National Court of First Instance in Commercial Issues No. 16, before Dr. Sebastián Sánchez Cannavo, Acting Judge, Secretariat No. 32, located at Av. Callao 635 P.B., Autonomous City of Buenos Aires, under the lawsuit title of "Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario," Expte. No. 22437/2015.

YPF categorically rejects the allegations set forth in the complaint, which it considers completely inadmissible, and informs that it will defend its interests and those of its shareholders in accordance with law.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 5, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer